SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                     )1

Critical Path, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22674V100 (CUSIP Number)

December 2, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22674V100	13G

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Milstein Brothers Capital Partners LLC

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 225,000 7 Sole Dispositive Power 0 8 Shared Dispositive Power 225,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 225,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11	Percent of Class Represented by Amount in Row 9 1.1%

12	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22674V100	13G

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) MBCP PeerLogic LLC

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 1,141,180 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,141,180

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,141,180

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11	Percent of Class Represented by Amount in Row 9 5.3%

12	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22674V100	13G

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Edward L. Milstein

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 12,500 6 Shared Voting Power 1,366,180 7 Sole Dispositive Power 12,500 8 Shared Dispositive Power 1,366,180

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,378,680

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11	Percent of Class Represented by Amount in Row 9 6.4%

12	Type of Reporting Person IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22674V100	13G

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) David M. Seldin

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 57,111 6 Shared Voting Power 0 7 Sole Dispositive Power 57,111 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,111

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11	Percent of Class Represented by Amount in Row 9 0.3%

12	Type of Reporting Person IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22674V100	13G

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Howard P. Milstein Foundation

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 25,000 7 Sole Dispositive Power 0 8 Shared Dispositive Power 25,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11	Percent of Class Represented by Amount in Row 9 0.1%

12	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 22674V100	13G

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Howard P. Milstein

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 1,391,180 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,391,180

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,180

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11	Percent of Class Represented by Amount in Row 9 6.4%

12	Type of Reporting Person IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer Critical Path, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Office

350 The Embarcadero San Francisco, California 94105

Item 2(a).	Name of Person Filing

This statement is filed by:

Milstein Brothers Capital Partners LLC (“MBCP”) with respect to shares owned by it.

MBCP PeerLogic LLC (“MBCP PeerLogic”) with respect to shares owned by it.

Edward L. Milstein (“ELM”) with respect to shares owned by him, MBCP PeerLogic and MBCP

David M. Seldin (“DMS”) with respect to shares owned by him.

Howard P. Milstein Foundation (“HMF”) with respect to shares owned by it.

Howard P. Milstein (“HPM”) with respect to shares owned by MBCP PeerLogic, MBCP and HMF.

The foregoing persons are hereinafter sometimes collectively, referred to as the “Reporting Persons”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons is: 575 Madison Avenue, 3rd Floor New York, NY 10022

Item 2(c).	Citizenship

MBCP PeerLogic and MBCP are limited liability companies organized under the laws of the State of Delaware. ELM, DMS and HPM are United States citizens. HMF is a trust governed under the laws of the State of New York.

Item 2(d).	Title of Class of Securities

Common Stock, Par Value $0.001 per share.

Item 2(e).	CUSIP Number

22674V100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

A.

MBCP

(a)       Amount beneficially owned: 225,000

(b)      Percent of class: 1.1%

(c)       Number of shares as to which the person has:

(i)       Sole power to vote: 0

(ii)      Shared power to vote: 225,000

(iii)     sole power to dispose or to direct the disposition of: 0

(iv)     shared power to dispose or to direct the disposition of: 225,000

B.

MBCP PeerLogic

(a)       Amount beneficially owned: 1,141,180

(b)      Percent of class: 5.3%

(c)       Number of shares as to which the person has:

(i)       Sole power to vote: 0

(ii)      Shared power to vote: 1,141,180

(iii)     Sole power to dispose or to direct the disposition of: 0

(iv)     Shared power to dispose or to direct the disposition of: 1,141,180

C.	ELM

	(a)	Amount beneficially owned: 1,378,680

	(b)	Percent of Class: 6.4%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote: 12,500

		(ii)	shared power to vote: 1,366,180

		(iii)	sole power to dispose or to direct the disposition of: 12,500

		(iv)	shared power to dispose or to direct the disposition of: 1,366,180

D.	DMS

	(a)	Amount beneficially owned: 57,111

	(b)	Percent of Class: 0.3%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote: 57,111

		(ii)	shared power to vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 57,111

		(iv)	shared power to dispose or to direct the disposition of: 0

E.	HMF

	(a)	Amount beneficially owned: 25,000

	(b)	Percent of Class: 0.1%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote: 0

		(ii)	shared power to vote: 25,000

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 25,000

F.	HPM

	(a)	Amount beneficially owned: 1,391,180

	(b)	Percent of Class: 6.4%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote: 0

		(ii)	shared power to vote: 1,391,180

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 1,391,180

HPM and ELM share investment and voting control over shares held by MBCP PeerLogic and MBCP. HPM has investment and voting control over shares held by HMF. Each of the Reporting Persons disclaims beneficial ownership of shares, except to the extent described in Item 2(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 1, 2003

Milstein Brothers Capital Partners LLC

By:	/S/ EDWARD L. MILSTEIN

Name: Edward L. Milstein Title: Managing Member

MBCP PeerLogic LLC

By:	/S/ EDWARD L. MILSTEIN

Name: Edward L. Milstein Title: Managing Member

Edward L. Milstein

/S/ EDWARD L. MILSTEIN

David M. Seldin

/S/ DAVID M. SELDIN

Howard P. Milstein Foundation

By:	/S/ HOWARD P. MILSTEIN

Name: Howard P. Milstein Title: Trustee

Howard P. Milstein

/S/ HOWARD P. MILSTEIN

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Critical Path, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

December 1, 2003

Milstein Brothers Capital Partners LLC

By:	/S/ EDWARD L. MILSTEIN

Name: Edward L. Milstein Title: Managing Member

MBCP PeerLogic LLC

By:	/S/ EDWARD L. MILSTEIN

Name: Edward L. Milstein Title: Managing Member

Edward L. Milstein

/S/ EDWARD L. MILSTEIN

David M. Seldin

/S/ DAVID M. SELDIN

Howard P. Milstein Foundation

By:	/S/ HOWARD P. MILSTEIN

Name: Howard P. Milstein Title: Trustee

Howard P. Milstein

/S/ HOWARD P. MILSTEIN